UNITED STATES					OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 144/A					OMB Number: 3235-0101 Expires: December 31, 2006 Estimated average burden hours per response . . . . 4.47

NOTICE OF PROPOSED SALE OF SECURITIES					SEC USE ONLY
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933					DOCUMENT SEQUENCE NO.
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.					CUSIP NUMBER
1 (a) NAME OF ISSUER (Please type or print) Cytec Industries Inc.			(b) IRS IDENT. NO. 22-3268660	(c) S.E.C. FILE NO. 000-0912-513	WORK LOCATION
1 (d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE					(e) TELEPHONE NO.
Five Garret Mountain Plaza Water Paterson NJ 07424					(973) 357-3100
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD UCB S.A.	(b) SOCIAL SECURITY NO. OR IRS IDENT. NO N/A	(c) RELATIONSHIP TO ISSUER 10% Stockholder	(d) ADDRESS STREET CITY STATE ZIP CODE Allee de la Recherche 60 Brussels Belgium 1070

INSTRUCTION: The person filing this notice should contact the issuer to obtain the IRS Identification Number and the SEC File Number.

3 (a)		SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See Instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See instr. 3(g))
common stock, par value $0.01 per share	Bear, Stearns & Co. Inc. 383 Madison Avenue New York, NY 10179		762,925	$42,225,075.93*	47,189,172	10-17-2006*	NYSE
common stock, par value $0.01 per share	Bear, Stearns & Co. Inc. 383 Madison Avenue New York, NY 10179		199,218	$11,068,552.08	47,189,172	10-31-2006	NYSE

INSTRUCTIONS:

1. (a) Name of issue

(b) Issuer's I.R.S. Identification Number

(c) Issuer's S.E.C. file number, if any

(d) Issuer's address, including zip code

(e) Issuer's telephone number, including area code

2. (a) Name of person for whose account the securities are to be sold

(b) Such person's Social Security of I.R.S. identification number

(c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)

(d) Such person's address, including zip code

3. (a) Title of the class of securities to be sold

(b) Name and address of each broker through whom the securities are intended to be sold

(c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)

(d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice

(e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer

(f) Approximate date on which the securities are to be sold

(g) Name of each securities exchange, if any, on which the securities are intended to be sold

TABLE I — SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date You Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock, par value $0.01 per share	02/28/ 2005	These shares were acquired in connection with Cytec Industries Inc.’s acquisition of certain business from UCB S.A.	Cytec Industries Inc.	5,772,857	02/28/ 2005	Acquisition of business
INSTRUCTIONS: 1.	If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.		2.

If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other options to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

REMARKS:

INSTRUCTIONS:	ATTENTION:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

October 31, 2006
________________________________________________________________________________ DATE OF NOTICE	/s/ Luc Missorten__________________________________________________________ Luc Missorten (SIGNATURE) Executive Vice President & Chief Financial Officer

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.

Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001).

UCB S.A. — Form 144/A Footnote:

* IN ACCORDANCE WITH THE PROCEDURES DESCRIBED IN THE INTERPRETIVE LETTER FROM THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION DATED DECEMBER 20, 1999 REGARDING VARIABLE SHARE FORWARD CONTRACTS, THIS FORM 144 IS BEING AMENDED TO REFLECT THE FINAL TERMS OF THE SALE OF 762,925 SHARES OF THE COMMON STOCK OF CYTEC INDUSTRIES INC. TO BEAR, STEARNS INTERNATIONAL LIMITED PURSUANT TO THE FORWARD CONTRACT ENTERED INTO ON OCTOBER 17, 2006. THE FINAL PRICING TERMS OF THE FORWARD CONTRACT WERE DETERMINED BY THE AVERAGE SALES PRICE THAT BEAR, STEARNS & CO. INC. WAS ABLE TO OBTAIN FOR AN EQUIVALENT NUMBER OF SHARES OF CYTEC INDUSTRIES INC. COMMON STOCK BETWEEN THE DATES OF OCTOBER 17 AND OCTOBER 26, 2006.